FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2001

                             STMicroelectronics N.V.

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                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

         A press release dated July 23, 2001 announcing STMicroelectronics' enlargement of its Fingerprint Biometric Portfolio with the acquisition and licensing of IP from Veridicom.

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                            [STMicroelectronics Logo]

                                 PRESS RELEASE
                              COMMUNIQUE DE PRESSE
                               COMMUNICATO STAMPA
                               PRESSEINFORMATION


                                                                   PR No. T1042N

           STMicroelectronics Enlarges Fingerprint Biometric Portfolio with Acquisition and Licensing of IP from Veridicom

Geneva, July 23, 2001 - STMicroelectronics (NYSE: STM) today announced that it has completed the acquisition and licensing of Intellectual Property (IP) from Veridicom Inc. for technologies and products in the field of fingerprint biometric security. All the IP, rights and developments of the Protector Suite(TM) line of PC security software, along with the Protector Suite trademarks, have been acquired by ST. Together with this technology acquisition, ST has secured the related know-how by employing Veridicom's full Protector Suite software development team based in Prague, Czech Republic.

In addition to the Protector Suite assets, ST has acquired the assets and exclusive rights to manufacture PC peripherals based on the mechanical designs of the Veridicom biometric reader and biometric smart card reader products. These PC security peripherals, designed to provide security and convenience in consumer and professional network and Internet environments, will be adapted to make use of ST's TouchChip(R) silicon fingerprint sensor.

"We are excited about this opportunity to enrich the TouchChip product offering by adding a full PC Security Suite and Professional Peripheral designs combining fingerprint biometrics with PC/SC compliant smart card readers," said Alan Kramer, Vice President and Director of the ST's TouchChip Business Unit. "Our enlarged capability now allows us to offer all the elements of a cost-effective security system based on fingerprint authentication."

ST's TouchChip product family includes a full range of turnkey biometric solutions enabling customers to easily embed the world's leading fingerprint acquisition and authentication solutions directly into their products. Offering consumer-level convenience with the electronic security of biometrics, the TouchChip opens up new possibilities for secure services over the Internet, based on electronic end-user authentication.

With more than 100,000 units shipped over its first year of production, the TouchChip is the most industrialized of the new generation of silicon fingerprint sensors to bring cost-effective fingerprint security to the marketplace. Combining the reliability of the TouchChip with the complete fingerprint security


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applications and products ST has acquired from Veridicom will strengthen ST's position at the forefront of this promising and evolving market.

About STMicroelectronics
STMicroelectronics is the world's third largest independent semiconductor company. The Company shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits
(ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 2000, the Company's net revenues were $7,813.2 million and net earnings were $1,452.1 million. Further information on ST can be found at www.st.com.


For further information, please contact:

STMicroelectronics
Maria Grazia Prestini                    Benoit de Leusse
Director, Corporate Media Relations      Investor Relations Manager Europe
Tel. +39.039.603.59.01                   Tel. +33.4.50.40.24.30
Tel. +33.4.50.40.25.32                   Fax  +33.4.50.40.25.80
mariagrazia.prestini@st.com              benoit.de-leusse@st.com


Morgen-Walke Europe
Lorie Lichtlen                           Jean-Benoit Roquette/Nicole Curtin
Media Relations                          Investor Relations
Tel. +33.1.47.03.68.10                   Tel. +33.1.47.03.68.10
Fax  +33.1.47.03.93.38                   jbroquette@mweurope.com/
llichtlen@mweurope.com                   ncurtin@weurope.com



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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2001                        STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer